BUSINESS LEGAL ADVISORS, LLC 14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

March 2, 2021

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, DC 20549

Re:	CW Petroleum Corp.
Offering Statement on Form 1-A
Filed on February 9, 2021
File No. 024-11446

Dear Mr. Anderegg:

Kindly be advised that CW Petroleum Corp. (the “Company”) requests that its Regulation A offering be qualified on Wednesday, March 3, 2021 at 11:00 am Eastern Time, or as soon as practicable thereafter.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc: Christopher Williams, CEO